As filed with the Securities and Exchange Commission on December 18, 2020

Registration No. 333-248854

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1
to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY BROADBAND CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification Code Number)	47-1211994 (I.R.S. Employer Identification Number)

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Renee L. Wilm

Chief Legal Officer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jeffrey J. Rosen Michael A. Diz Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Renee L. Wilm Chief Legal Officer GCI Liberty, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5900	Samantha H. Crispin Nicole Perez Beverly B. Reyes Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the conditions to the proposed combination described in the joint proxy statement/prospectus contained herein have been satisfied or (to the extent permitted) waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-248854

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Liberty Broadband Corporation, a Delaware corporation (Registration No. 333-248854), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on October 30, 2020.

This Post-Effective Amendment No. 1 is being filed for the purpose of (i) replacing Exhibit 8.1: Form of Opinion of Debevoise & Plimpton LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1, (ii) replacing Exhibit 8.2: Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.2 and (iii) updating Item 21 of Part II of the Registration Statement. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibits.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc., Grizzly Merger 1, LLC and Grizzly Merger Sub 2, Inc. (included as Annex A to the joint proxy statement/prospectus contained in this registration statement).†*

3.1	Restated Certificate of Incorporation of Liberty Broadband Corporation (incorporated by reference to Exhibit 3.1 to Liberty Broadband Corporation’s Current Report on Form 8-K filed on November 10, 2014 (File No. 001-36713)).

3.2	Amended and Restated Bylaws of Liberty Broadband Corporation (incorporated by reference to Exhibit 3.1 to Liberty Broadband Corporation’s Current Report on Form 8-K filed on August 13, 2015 (File No. 001-36713)).

3.3	Form of Certificate of Designations of Series A Cumulative Redeemable Preferred Stock of Liberty Broadband Corporation (included as Annex L to the joint proxy statement/prospectus contained in this registration statement).*

4.1	Specimen Certificate for shares of Series B Common Stock of Liberty Broadband Corporation (incorporated by reference to Exhibit 4.2 to Liberty Broadband Corporation’s Registration Statement on Form S-1 filed on July 25, 2014 (File No. 333-197619) (the “S-1”)).

4.2	Specimen Certificate for shares of Series C Common Stock of Liberty Broadband Corporation (incorporated by reference to Exhibit 4.3 to the S-1).

4.3	Specimen Certificate for shares of Series A Cumulative Redeemable Preferred Stock of Liberty Broadband Corporation.*

4.4	Description of Liberty Broadband Corporation’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.7 to Liberty Broadband Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 3, 2020 (File No. 001-36713)).

5.1	Opinion of Potter Anderson & Corroon LLP regarding validity of the securities being registered hereunder.*

8.1	Opinion of Debevoise & Plimpton LLP regarding certain tax matters.#

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.#

10.1	Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation and the Stockholders (as defined therein) (included as Annex D to the joint proxy statement/prospectus contained in this registration statement).*

10.2	Voting Agreement, dated as of August 6, 2020, by and among GCI Liberty, Inc. and the Stockholders (as defined therein) (included as Annex E to the joint proxy statement/prospectus contained in this registration statement).*

10.3	Exchange Agreement, made and entered into as of August 6, 2020, by and among Liberty Broadband Corporation, John C. Malone and the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 (included as Annex F to the joint proxy statement/prospectus contained in this registration statement).*

10.4	Assumption and Joinder Agreement to Tax Agreement, made and entered into as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and Qurate Retail, Inc. (included as Annex H to the joint proxy statement/prospectus contained in this registration statement).*

10.5	Tax Sharing Agreement, dated as of March 9, 2018, by and between GCI Liberty, Inc. and Qurate Retail, Inc. (incorporated by reference to Exhibit 10.1 to GCI Liberty, Inc.’s Current Report on Form 8-K filed on March 14, 2018 (File No. 001-38385) (the “March 2018 8-K”)).

10.6	Assumption and Joinder Agreement to Indemnification Agreement, made and entered into as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc., LV Bridge, LLC, Qurate Retail, Inc. and Liberty Interactive LLC (included as Annex I to the joint proxy statement/prospectus contained in this registration statement).*

10.7	Indemnification Agreement, dated as of March 9, 2018, by and among Qurate Retail, Inc., GCI Liberty, Inc., Liberty Interactive LLC and LV Bridge, LLC (incorporated by reference to Exhibit 10.2 to the March 2018 8-K).

10.8	Assignment and Assumption Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc., Qurate Retail, Inc., Liberty Interactive LLC and Grizzly Merger Sub 1, LLC (included as Annex J to the joint proxy statement/prospectus contained in this registration statement).*

10.9	Agreement and Plan of Reorganization, dated as of April 4, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Exhibit 2.1 to GCI Liberty, Inc.’s Current Report on Form 8-K/A filed on May 1, 2017 (File No. 000-15279)).

10.10	Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC, and General Communication, Inc. (incorporated by reference to Exhibit 10.4 to GCI Liberty, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed on November 2, 2017 (File No. 000-15279)).

10.11	Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Exhibit 10.1 to GCI Liberty, Inc.’s Current Report on Form 8-K filed on November 9, 2017 (File No. 000-15279)).

10.12	Termination Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and LV Bridge, LLC (included as Annex G to the joint proxy statement/prospectus contained in this registration statement).*

10.13	Letter Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and LV Bridge, LLC (included as Annex K to the joint proxy statement/prospectus contained in this registration statement).*

23.1	Consent of KPMG LLP with respect to Liberty Broadband Corporation.*

23.2	Consent of KPMG LLP with respect to Charter Communications, Inc.*

23.3	Consent of KPMG LLP with respect to GCI Liberty, Inc.*

23.4	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1).

23.5	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1).#

23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).#

24.1	Power of Attorney.*

99.1	Consent of Perella Weinberg Partners.*

99.2	Consent of Evercore Group L.L.C.*

99.3	Form of Proxy Card of Liberty Broadband Corporation.*

99.4	Form of Proxy Card of GCI Liberty, Inc.*

99.5	Audited consolidated financial statements of Charter Communications, Inc. as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 (incorporated by reference to Charter Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-33664), filed on January 31, 2020).

* Previously filed.

# Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado, on December 18, 2020.

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
Name: Renee L. Wilm
Title: Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

*	Chairman of the Board and Director
John C. Malone

*	Director, Chief Executive Officer and President (Principal Executive Officer)
Gregory B. Maffei

*	Chief Accounting Officer and Principal Financial Officer (Principal Financial and Principal Accounting Officer)
Brian J. Wendling

*
Julie D. Frist	Director

*
Richard R. Green	Director

*
J. David Wargo	Director

*
John E. Welsh III	Director

December 18, 2020

* By:	/s/ Renee L. Wilm
Renee L. Wilm
Attorney-in-fact